

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 30, 2021

Andrew L. Hopkins, DPhil
Chief Executive Officer
Exscientia Ltd
Level 3, Dundee One River Court
5 West Victoria Dock Road
Dundee DD1 3JT
United Kingdom

>   **Re: Exscientia plc**
>   **Registration Statement on Form F-1**
>   **Exhibit Nos. 10.4, 10.5, 10.6, 10.7, 10.8, 10.9 and 10.12**
>   **Submitted April 16, 2021**
>   **CIK No. 0001840574**

Dear Dr. Hopkins:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance